Exhibit 99.4

Emera Reports 2025 Fourth Quarter Financial and Annual Financial Results, Extends Growth Target

HALIFAX, Nova Scotia – Today, February 23, 2026, Emera Inc. (“Emera”) (TSX/NYSE: EMA) reported 2025 fourth quarter and annual financial results1.

Highlights

•	Delivered record annual adjusted earnings per share[2] (“EPS”) of $3.49 for 2025, a 19% year-over-year increase, and annual reported EPS of $3.39.

•	For the first time, reported more than $1 billion in annual adjusted net income[2], with 2025 adjusted net income[2] of $1.045 billion and reported net income of $1.014 billion.

•	Executed largest ever annual capital plan of $3.6 billion, driving 8% rate base growth year-over-year.

•	Extended average adjusted EPS[2] growth target of 5-7%[3] through 2030.

“Without question, 2025 was a strong year for Emera,” said Scott Balfour, President and CEO of Emera Inc. “For the first time, we exceeded $1 billion in annual adjusted net income and saw a 19% increase in average adjusted EPS2 over 2024. We are making disciplined, strategic investments in the business at historic levels, strengthening the essential infrastructure our customers rely on. Every dollar invested is paced with care—balancing customer affordability with the long-term reliability, resilience and value our stakeholders expect.”

Extension of Average Adjusted EPS1 Growth Target

Emera is extending its average adjusted EPS2 growth target of 5-7%3 through 2030. This decision highlights the company’s commitment to driving long-term shareholder value, including through focused investments in the robust and high growth jurisdictions in which it operates.

2025 Financial Results

2025 adjusted net income2 was $1.045 billion, or $3.49 per common share, compared with $849 million, or $2.94 per common share in 2024. The increase in 2025 adjusted net income2 was primarily due to increased earnings at Tampa Electric (“TEC”), Emera Energy Services (“EES”) and New Mexico Gas Company (“NMGC”). These were partially offset by the impact of the sale of Emera’s interest in the Labrador Island Link (“LIL”) which contributing earnings in early 2024 before its sale, lower earnings at Nova Scotia Power (“NSPI”) and higher Corporate costs.

2025 reported net income was $1.014 billion, or $3.39 per common share, compared with a reported net income of $494 million, or $1.71 per common share in 2024. The increase in 2025 reported net income included a $41 million mark-to-market (“MTM”) gain, after-tax, compared to a $291 million MTM loss, after-tax in 2024, and $72 million in charges related to the pending sale of NMGC, after-tax. Reported net income for 2024 included a $129 million gain, after tax and transaction costs, on the sale of Emera’s equity interest in LIL, a $58 million tax benefit related to a specific financing structure and its wind-up, $225 million in charges to goodwill related to the pending sale of NMGC, after-tax and $26 million in charges related to wind-down costs and certain asset impairments after-tax.

For the year ended December 31, 2025, the impact of a weaker CAD on US denominated earnings increased adjusted net income2 by $13 million and increased reported net income by $49 million, compared to the same period in 2024. Impacts of the changes in the translation of the CAD include the impacts of Corporate FX hedges used to mitigate translation risk of USD earnings in the Other segment.

Q4 2025 Financial Results

Q4 2025 adjusted net income2 was $167 million, or $0.55 per common share, compared to $246 million, or $0.84 per common share, in Q4 2024. The decrease was primarily due to decreased earnings at NSPI and NMGC, reduced tax recoveries, and unfavourable weather at Tampa Electric, partially offset by increased earnings at EES.

Q4 2025 reported net income was $68 million, or $0.23 per common share, compared to net income of $154 million, or $0.52 per common share, in Q4 2024, primarily due to lower adjusted net income as described above, partially offset by a $47 million decrease in MTM losses, after-tax. Q4 2024 reported net income also included a $58 million tax benefit related to a specific financing structure and its wind-up and a $22 million tax benefit related to the incremental gain on sale of LIL, partially offset by $26 million in charges related to wind-down costs and certain asset impairments.

In Q4 2025 the translation impact of a stronger CAD on USD denominated earnings decreased adjusted net income2 by $3 million and decreased reported net income by $3 million, compared to the same period in 2024.

(1)	Financial information is presented in Canadian dollars unless otherwise specified.

(2)	See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

(3)	Adjusted EPS growth guidance continues to use 2024 as base year.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended December 31		Year ended December 31
millions of Canadian dollars (except per share amounts)	2025	2024	2025	2024
Adjusted net income [1,2]
Florida Electric Utility	$119	$120	$845	644
Canadian Electric Utilities	31	77	182	232
Gas Utilities and Infrastructure	76	87	276	267
Other Electric Utilities	15	21	43	48
Other[3]	(74)	(59)	(301)	(342)

Adjusted net income[1,2]	$167	$246	$1,045	$849

MTM (loss) gain, after-tax [4]	(99)	(146)	41	(291)
Charges related to the pending sale of NMGC, after-tax [5,6]	—	—	(72)	(225)
Gain on sale of LIL, after tax [7]	—	22	—	129
Financing structure wind-up	—	58	—	58
Charges related to wind-down costs and certain asset impairments, after-tax [8]	—	(26)	—	(26)

Net income attributable to common shareholders	$68	$154	$1,014	$494

EPS (basic)	$0.23	$0.52	$3.39	$1.71

Adjusted EPS (basic) [1,2]	$0.55	$0.84	$3.49	$2.94

[1]	See “Non-GAAP Financial Measures and Ratios” noted below.

[2]

Excludes the effect of MTM adjustments, after-tax, charges related to the pending sale of NMGC, after-tax, gain on sale of LIL, after-tax, financing structure wind-up, and certain charges related to wind-down costs and certain asset impairments, after-tax.

[3]

Lower earnings, quarter-over-quarter, primarily due to lower income tax recovery, partially offset by higher contributions from EES. Higher earnings year-over-year due to higher contributions from EES, partially offset by lower income tax recovery and higher interest expense.

[4]

Net of income tax recovery of $39 million for the three months ended December 31, 2025 (2024 – $57 million recovery) and $17 million expense for the year ended December 31, 2025 (2024 – $117 million recovery).

[5]

Represents (i) $71 million non-cash impairment charge, after-tax and $1 million in transaction costs, after-tax for the year ended December 31, 2025 and (ii) $206 million in non-cash goodwill and other impairment charges, after-tax and $19 million in transaction costs, after-tax for the year ended December 31, 2024.

[6]	Net of income tax recovery of $5 million for the year ended December 31, 2025 (2024 – $21 million).

[7]	Includes an income tax recovery of $22 million for the three months ended December 31, 2024, and net of income tax expense of $53 million for the year ended December 31, 2024.

[8]	Net of income tax recovery of $6 million for the three months and year ended December 31, 2024.

Consolidated Financial Review

The following table highlights significant quarter-over-quarter and year-over-year changes in adjusted net income from 2024 to 2025:

For the millions of Canadian dollars	Three months ended December 31	Year ended December 31
Adjusted net income – 2024 [1,2]	$246	$849

Operating Unit Performance
Increased earnings at TEC year-over-year due to higher revenue from new base rates, customer growth, favourable weather, and the impact of a weaker CAD. These were partially offset by higher operating, maintenance and general expenses (“OM&G”), depreciation, interest expense, and income tax expense	(1)	201

Increased earnings at EES due to favourable weather conditions that led to higher natural gas prices and increased volatility that created profitable opportunities	17	50

Decreased earnings at NMGC quarter-over-quarter due to higher OM&G. Increased earnings year-over-year due to higher revenue from new base rates, partially offset by higher OM&G and depreciation expense	(12)	10

Decreased income from equity investments due to the sale of LIL in Q2 2024	—	(28)

Decreased earnings at NSPI quarter-over-quarter primarily due to lower income tax recovery due to the utilization of tax loss carryfowards recognized as a deferred income tax regulatory liability in 2024. For both quarter-over-quarter and year-over-year decreased earnings due to higher OM&G and higher depreciation expense, partially offset by higher revenue due to favourable weather	(49)	(19)

Corporate
Increased interest expense due to the increased higher Corporate debt and the impact of a weaker CAD on USD interest expense, partially offset by lower interest rates	(4)	(14)

Decreased income tax recovery due to decreased deferred income tax asset valuation allowance adjustment	(27)	(9)

Other Variances	(3)	5

Adjusted net income – 2025 [1,2]	$167	$1,045

[1]	See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.
[2]

Excludes the effect of MTM adjustments, after-tax, charges related to the pending sale of NMGC, after-tax, gain on sale of LIL, after-tax, financing structure wind-up, and certain charges related to wind-down costs and certain asset impairments, after-tax.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of Emera’s Q4 2025 MD&A, which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward-Looking Information

This news release contains forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”), including without limitation, statements about the Company’s expectations regarding future growth, including plans to target an average adjusted EPS1 growth rate of 5 to 7 per cent through 2030; the Company’s plans for future strategic investments to strengthen essential infrastructure and balance customer affordability with long-term reliability, resilience and stakeholder value; and the Company’s commitment to increasing shareholder value through focused investments in its high-growth operating jurisdictions. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from those expressed or implied by such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking information in this news release is made only as of the date of thereof, and Emera disclaims any intention or obligation to update or revise any forward-looking information.

Teleconference Call

The company will be hosting a teleconference today, Monday, February 23, 2026, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q4 2025 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera (TSX/NYSEMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.7 million customers in Canada, the United States and the Caribbean. Our team of 7,800 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-233-2674

dave.bezanson@emera.com

Media

media@emera.com